24000507

Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRITON PACIFIC SECURITIES, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 01 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

100 SPECTRUM CENTER DR #440
(No. and Street)

| IRVINE | CA | 92618 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL CARROLL | 804-893-3712 | mcarroll@tritonpacificsecurities.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

| 333 W. WACKER DR., 6TH FLOOR | CHICAGO | IL | 60606 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2009 | 3968 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# Triton Pacific Securities, LLC

## Report Pursuant to Rule 17a-5(d)

## Financial Statement

## December 31, 2023

Filed as a Public Document in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934

## Contents

## OATH OR AFFIRMATION

I, Michael L. Carroll, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triton Pacific Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as ~~that of a customer.~~

SAMANTHA RENEE MORRISSETTE
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JULY 31, 2025
COMMISSION # 7973498

Signature: [signature]

Title: Chief Financial Officer/FINOP

[signature]
Notary Public

SEC
MAR 01 2024
Washington, DC

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Identifying opportunities.
Delivering solutions.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Triton Pacific Securities, LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 26, 2024

**Triton Pacific Securities, LLC**
**Statement of Financial Condition**
**December 31, 2023**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 114,813 |
| Commissions receivable | | 12,775 |
| Due from affiliates | | 17,464 |
| Prepaid expenses | | 56,926 |
| Right of use assets | | 278,566 |
| Property and equipment, net | | 75,585 |
| Deposits | | 11,794 |
| **Total assets** | **$** | **567,923** |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 68,556 |
| Commissions payable | | 12,132 |
| Due to affiliates | | 7,243 |
| Lease liabilities | | 283,188 |
| Total liabilities | | 371,119 |
| Members' Equity | | 196,804 |
| **Total Liabilities and Members' Equity** | **$** | **567,923** |

The accompanying notes are an integral part of this financial statement.

## Triton Pacific Securities, LLC

## Notes to the Financial Statement

### Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

The Company engages in the private placement of securities as a broker-dealer:

### Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company follows accounting principles generally accepted in the United States of America ("GAAP").

**Revenue Recognition** - The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from private placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue from selling private placements of securities for affiliated issuers. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes a dealer manager fee and is recognized as revenue when the performance obligation is satisfied, generally on the trade date.

Additionally, the Company incurs certain costs related to the offerings on behalf of the affiliated issuers. Issuer reimbursement of these costs is recorded as revenue at the point in time the related expense is incurred as the performance obligation is satisfied at such date.

## Note 2 – Significant Accounting Policies, Continued

**Use of Estimates and Assumptions -** The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The Company's significant estimates include its allowance for credit losses. Actual results could differ from those estimates.

**Commissions receivable and allowance for credit losses -** Commissions receivable consist of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized. Balances were $12,775 at December 31, 2023 and $30,893 at January 1, 2023.

The Company follows FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL"). This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes other receivables and certain off-balance sheet arrangements. The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2023, or January 1, 2023.

**Property and equipment –** Property and equipment are stated at cost, net of depreciation. Expenditures for repairs and maintenance which do not improve or extend the useful lives of assets are charged to expense. Depreciation of property and equipment is calculated using the straight line method based on the estimated useful life of the assets, ranging from three to seven years.

**Commissions payable –** Commissions payable balances consist of commissions specifically related to commissions earned, and will be paid upon receipt of these receivables.

## Triton Pacific Securities, LLC

## Notes to the Financial Statement

### Note 2 – Significant Accounting Policies, Continued

**Income Taxes** - The Company, with consent of its members, has elected to be a Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in this financial statement.

GAAP provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its federal and state organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. federal and state tax authorities, generally for three years after the tax returns are filed.

**Leases** - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancelable operating leases for office space and equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rates are the implicit rates if it is readily determinable or otherwise the Company uses its internal, affiliate to affiliate, borrowing rates. The implicit rate of our leases are not readily determinable and accordingly, we use our internal borrowing rate based on the information available at the commencement date for all leases. The Company's internal borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment from an affiliate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term.

## Triton Pacific Securities, LLC

## Notes to the Financial Statement

### Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2023:

| | Amount |
|---|---|
| Furniture and equipment | $ 128,964 |
| Leasehold improvements | 6,887 |
| | 135,851 |
| Less: accumulated depreciation | (60,266) |
| | $ 75,585 |

### Note 4 – Leases

The Company has obligations as a lessee for office space and equipment with initial non-cancelable terms in excess of one year. The Company has elected the practical expedient to account for the non-lease components for all asset classes. Payments due under the lease contracts include fixed payments and an annual escalator on base rent.

Amounts reported in the Statement of Financial Condition as of December 31, 2023, are as follows:

| | |
|---|---|
| Operating leases: | |
| Operating lease ROU assets | $ 278,566 |
| Operating lease liabilities | 283,188 |

Other information related to leases as of December 31, 2023, was as follows:

Reduction to ROU assets resulting from reductions to lease obligations:

| | |
|---|---|
| Weighted average remaining lease term | |
| Operating leases | 2.25 years |
| Weighted average discount rate | |
| Operating leases | 5.00% |

**Note 4 – Leases, continued**

At December 31, 2023, the future minimum lease payments under the noncancelable operating lease liabilities were as follows:

| Year ending December 31, | Amount |
|---|---|
| 2024 | $125,785 |
| 2025 | 130,186 |
| 2026 | 32,822 |
| Less: imputed interest | (5,605) |
| Total lease liabilities | $ 283,188 |

**Note 5 – Related Party Transactions**

Certain affiliates may either pay or have paid certain expenses of the Company and receive or pay reimbursement subsequent to the transactions. A balance of $7,243 was due to certain affiliates at December 31, 2023. These balances are unsecured, non-interest bearing and are due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Company has an Expense Reimbursement Agreement with Restaurant Holdings Capital, LLC ("RHC"), an affiliate management company of the Company. $12,897 of this amount was included in Due from Affiliates at December 31, 2023. $4,566 was due from other related parties at December 31, 2023.

**Triton Pacific Securities, LLC**

**Notes to the Financial Statement**

## Note 6 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2023, the Company had net capital of $34,392, which was $28,222 in excess of its net capital requirement of $6,170. The Company's aggregate indebtedness to net capital ratio was 2.69 to 1.

## Note 7 – Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made to the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

## Note 8 – Subsequent Events

The Company has evaluated all subsequent events through the date this financial statement was available to be issued, and is not aware of any material subsequent events occurring during this period.